February 8, 2019

VIA EDGAR
Ms. Patricia Armelin
Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE
Washington, D.C. 20549

RE:    Omnicom Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2017 Filed: February 15, 2018
Form 10-Q for the Quarter Ended June 30, 2018 Filed: July 17, 2018
File No. 001-10551

Dear Ms. Armelin:
This letter responds to the comments (the “Comments”) of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission received by telephone on December 21, 2018 relating to Omnicom Group Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2018. For your convenience, the comments are repeated below. All references to “we” and “us” refer to Omnicom Group Inc.
1.Please confirm to the Staff that, with respect to strategic media planning and buying arrangements, there is no material difference in your revenue recognition methods of: “over time” and “at a point in time”; as compared to allocating the fee or commission to the strategic media planning and buying performance obligations.
Response
We confirm that there is no material difference using our revenue recognition methods: “over time” or “at a point in time” as compared to a method where we allocate the fee to two separate performance obligations for the strategic media planning and buying components. Our analysis included fee based arrangements where we recognize revenue “over time” using input measures that correspond to the level of effort expended on a rate per hour or equivalent basis (i.e.; stand-alone selling price) and commission based arrangements where our fee is based on a percentage of our client’s media purchased from third parties and where we recognize revenue “at the point in time”, typically when the media runs and we satisfy our performance obligation, including when it is not subject to cancellation by the client or media vendor.
2.Please provide the Staff with your proposed ASC 606 revenue recognition accounting policy disclosures reflecting changes from your previously filed reports.
Response
Attachment 1 provides a draft of our revised ASC 606 revenue recognition accounting policy footnote to be used in our future filings, which includes updates regarding the nature of our business, the identification of performance obligations, timing and method of revenue recognition and the principal vs. agent determination.
Please do not hesitate to contact me if you have any questions or require additional information.

Sincerely,

/s/ Philip J. Angelastro Philip J. Angelastro
Executive Vice President and Chief Financial Officer

cc:
Ms. Sarah N. Esquivel, Securities and Exchange Commission Kathryn T. Jacobson, Securities and Exchange Commission Robert S. Littlepage, Securities and Exchange Commission
Michael J. O’Brien, Senior Vice President, General Counsel and Secretary, Omnicom Group Inc. Rory T. Hood, Esq., Jones Day
Rosemary DeVito, KPMG

Attachment 1

Significant Accounting Policies - Revenue Recognition
Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services (the performance obligation) in an amount that reflects the consideration we expect to receive in exchange for those goods or services (the transaction price). We measure revenue by estimating the transaction price based on the consideration specified in the client arrangement.
Revenue is recognized as the performance obligations are satisfied. Our revenue is primarily derived from the planning and execution of advertising communications and marketing services in the following fundamental disciplines: Advertising, which includes creative advertising services and strategic media planning and buying services, Customer Relationship Management or CRM, which includes CRM Consumer Experience and CRM Execution & Support, Public Relations and Healthcare Advertising. Our client contracts are primarily fees for service on a rate per hour or per project basis. Revenue is recorded net of sales, use and value added taxes.
Performance Obligations
In substantially all our disciplines, the performance obligation is to provide advisory and consulting services at an agreed-upon level of effort to accomplish the specified engagement. Our client contracts are comprised of diverse arrangements involving fees based on any one or a combination of the following: an agreed fee or rate per hour for the level of effort expended by our employees; commissions based on the client’s spending for media purchased from third parties; qualitative or quantitative incentive provisions specified in the contract; and reimbursement for third-party costs that we are required to include in revenue when we control the vendor services related to these costs and we act as principal. The transaction price of a contract is allocated to each distinct performance obligation based on its relative stand-alone selling price and is recognized as revenue when, or as, the customer receives the benefit of the performance obligation. Clients typically receive and consume the benefit of our services as they are performed. Substantially all our client contracts provide that we are compensated for services performed to date and allow for cancellation by either party on short notice, typically 90 days, without penalty.
Generally, our short-term contracts, which normally take 30 to 90 days to complete, are performed by a single agency and consist of a single performance obligation. As a result, we do not consider the underlying services as separate or distinct performance obligations because our services are highly interrelated, occur in close proximity, and the integration of the various components of a marketing message is essential to overall service. In certain of our long-term client contracts, which have a term of up to one year, the performance obligation is a stand-ready obligation, because we provide a constant level of similar services over the term of the contract. In other long-term contracts, when our services are not a stand-ready obligation, we consider our services distinct performance obligations and allocate the transaction price to each separate performance obligation based on its stand-alone selling price, including contracts for strategic media planning and buying services, which are considered to be multiple performance obligations, and we allocate the transaction price to each distinct service based on the staffing plan and the stand-alone selling price. In substantially all of our creative services contracts we have distinct performance obligations for our services, including certain creative services contracts where we act as an agent and arrange, at the client’s direction, for third-parties to perform studio production efforts.
Revenue Recognition Methods
A substantial portion of our revenue is recognized over time, as the services are performed, because the client receives and consumes the benefit of our performance throughout the contract period, or we create an asset with no alternative use and are contractually entitled to payment for our performance to date in the event the client terminates the contract for convenience. For these over time client contracts, other than when we have a stand-ready obligation to perform services, revenue is recognized over time using input measures that correspond to the level of staff effort expended to satisfy the performance obligation on a rate per hour or equivalent basis. For client contracts when we have a stand-ready obligation to perform services on an ongoing basis over the life of the contract, typically for periods up to one year, where the scope of these arrangements is broad and there are no significant gaps in performing the services, we recognize revenue using a time-based measure resulting in a straight-line revenue recognition. From time to time, there may be changes in the client service requirements during the term of a contract and the changes could be significant. These changes are typically negotiated as new contracts covering the additional requirements and the associated costs, as well as additional fees for the incremental work to be performed.

To a lesser extent, for certain other contracts where our performance obligations are satisfied in phases, we recognize revenue over time using certain output measures based on the measurement of the value transferred to the customer, including milestones achieved. Where the transaction price or a portion of the transaction price is derived from commissions based on a percentage of purchased media from third parties, the performance obligation is not satisfied until the media is run and we have an enforceable contract providing a right to payment. Accordingly, revenue for commissions is recognized at a point in time, typically when the media is run, including when it is not subject to cancellation by the client or media vendor.
Principal vs. Agent
In substantially all our businesses, we incur third-party costs on behalf of clients, including direct costs and incidental, or out- of-pocket costs. Third-party direct costs incurred in connection with the creation and delivery of advertising or marketing communication services include, among others: purchased media, studio production services, specialized talent, including artists and other freelance labor, event marketing supplies, materials and services, promotional items, market research and third-party data and other related expenditures. Out-of-pocket costs include, among others: transportation, hotel, meals and telecommunication charges incurred by us in the course of providing our services. Billings related to out-of-pocket costs are included in revenue since we control the goods or services prior to delivery to the client.
However, the inclusion of billings related to third-party direct costs in revenue depends on whether we act as a principal or as an agent in the client arrangement. In most of our businesses, including Advertising, which also includes studio production efforts and media planning and buying services, Public Relations, Healthcare Advertising and most of our CRM Consumer Experience businesses, we act as an agent and arrange, at the client's direction, for third parties to perform certain services. In these cases, we do not control the goods or services prior to the transfer to the client. As a result, revenue is recorded net of these costs, equal to the amount retained for our fee or commission.
In certain businesses we may act as principal when contracting for third-party services on behalf of our clients. In our events business and most of our CRM Execution & Support businesses, including field marketing and certain specialty marketing businesses, we act as principal because we control the specified goods or services before they are transferred to the client and we are responsible for providing the specified goods or services, or we are responsible for directing and integrating third-party vendors to fulfill our performance obligation at the agreed upon contractual price. In such arrangements, we also take pricing risk under the terms of the client contract. In certain specialty media buying business, we act as principal when we control the buying process for the purchase of the media and contract directly with the media vendor. In these arrangements, we assume the pricing risk under the terms of the client contract. When we act as principal, we include billable amounts related to third-party costs in the transaction price and record revenue over time at the gross amount billed, including out-of-pocket costs, consistent with the manner that we recognize revenue for the underlying services contract. However, in media buying contracts where we act as principal, we recognize revenue at a point in time, typically when the media is run, including when it is not subject to cancellation by the client or media vendor.
Variable Consideration
Some of our client arrangements include variable consideration provisions, which include performance incentives, tiered commission structures and vendor rebates in certain markets outside of the United States. Variable consideration is estimated and included in total consideration at contract inception based on either the expected value method or the most likely outcome method. These estimates are based on historical award experience, anticipated performance and other factors known at the time.
Performance incentives are typically recognized in revenue over time. Variable consideration for our media businesses in certain international markets includes rebate revenue and is recognized when it is probable that the media will be run, including when it is not subject to cancellation by the client. In addition, when we receive rebates or credits from vendors for transactions entered into on behalf of clients, they are remitted to the clients in accordance with contractual requirements or retained by us based on the terms of the client contract or local law. Amounts passed on to clients are recorded as a liability and amounts retained by us are recorded as revenue when earned, which is typically when the media is run.